EXHIBIT 99.1

QUARTZ UPDATES DRILLING PROGRESS AT PRODIGY

GOLD-SILVER DISCOVERY ON ITS MAESTRO PROPERTY IN BRITISH COLUMBIA

Contracts Dr. Farhad Bouzari, Economic Geologist and key member of the Minerals Deposit Research

Unit at the University of British Columbia to complete detailed scientific studies on the geology, alteration and mineralization being encountered at Maestro

August 11, 2025 – Vancouver, British Columbia – Quartz Mountain Resources Ltd. (TSXV: QZM, OTCQB: QZMRF) (“Quartz”, or the “Company”) is pleased to report 2,476 meters of drilling in 5 core holes have been completed to date as part of the Company’s Phase 3 diamond drilling program at its Prodigy gold and silver discovery located within its Maestro Property in central British Columbia.  Two additional holes will be drilled within Phase 3, bringing the total amount drilled in the Phase 3 program to approximately 3,700 meters.

Assay results from all seven Phase 3 drill holes (PR25-07 through PR25-13) will be announced as soon as they are received and compiled, likely in mid-September.  To date, 694 split core samples have been sent from site to the ALS Canada laboratory in Vancouver for assaying.  Following receipt and review of Phase 3 assay results, multiple sequential phases of drilling are planned during the remainder of 2025.

“With funding of $3,000,000 currently on hand our focus is on efficiently and effectively progressing delineation drilling of the Prodigy discovery on our Maestro Property.  Our technical observations indicate there are several overlapping gold (“Au”), silver (“Ag”), molybdenum (“Mo”) and copper (“Cu”) mineralizing events that have resulted in potential for multiple high-grade vein and bulk tonnage style precious metal deposit targets across our Maestro Property.  Sequential drill programs are planned during 2025 to progress Quartz’s mission to discover and transact high value gold silver-copper projects that are coveted by major operators,” said Quartz Chairman Bob Dickinson.

Quartz is also pleased to announce contracting Dr. Farhad Bouzari as an advisor to the Company. Dr. Bouzari will complete detailed scientific studies at the Maestro site on the geology, alteration and mineralization, encountered in Phases 1, 2 and 3 of Quartz’s drilling programs.  Dr. Bouzari is a key member of the Minerals Deposit Research Unit at the University of British Columbia and an economic geologist with more than 20 years of global experience in porphyry copper and allied deposit systems.  His proven track record of leading research and applied projects across BC, Alaska, South America, and the Tethyan Belt will provide Quartz techniques to optimize exploration decision-making and actionable insights to effectively advance drilling of the Prodigy discovery along with focused exploration of the entire Maestro Property.

Phase 3 drilling was proceeded by Phase 2 drilling, consisting of 3,255 meters in 4 holes (PR25-03 through PR25-06) (see Quartz News Release dated June 24, 2025) and Phase 1 drilling, which made the Prodigy discovery, consisting of 1,446 meters in 2 holes (PR23-01 through PR23-02) (see Quartz news release dated April 09, 2024).  Drill results reported to date have succeeded in discovering a significant new and highly mineralized system at Prodigy.  Gold and silver mineralization in multiple zones has been cut by the assayed and reported drill holes from near surface, laterally for approximately 325 meters and to vertical depths of over 650 meters.

-1-

At Prodigy, large volumes of multiple styles of brecciation have undergone extensive rock alteration and quartz-ankerite veining.  Rock alteration, predominantly green sericite, which is associated with Au-Ag mineralization, has created a significant magnetic low due to the destruction of magnetite within the altered and mineralized area.  This prominent magnetic low has an “Eye” shaped geometry indicating a substantial mineral system to be delineated through additional drilling.  The focus of the current Phase 3 drill program is to continue delineation drilling aimed at expanding the extent of the mineralized system.  The location of Phase 1, 2, and 3 drill holes within the Prodigy “EYE” target area are depicted on Figure 1 and Figure 2.

Figure 1. Prodigy “EYE” Drill Hole Plan Map.

The Maestro Property completely covers the large Lone Pine molybdenum deposit and Quartz’s targeted, epithermal precious metals systems like Prodigy that potentially occur up to several kilometers outboard of Lone Pine. Quartz’s Phase 1 and Phase 2 drill holes, combined with results from ten historical core holes drilled in the period 2007-2011 by a past operator have intersected a high-grade Au-Ag lode and also high-grade Ag-Au veins, with both styles of mineralization hosted within an extensive epithermal Ag-Au system.  The lode and veins along with the more bulk-style disseminated precious metals that have been intersected by the drill holes are all hosted within and around a large Mo-Au-Cu porphyry system.  Together, these results represent the discovery of a substantial new Au-Ag system at Maestro with high potential for both bulk tonnage and high-grade mineralization.

-2-

The Maestro Project is one of two key projects being developed by Quartz in British Columbia.  The Maestro delineation drill programs follow initial scout drilling at the Company’s Jake Project located north of Smithers.  That drilling succeeded in making a new porphyry copper-gold discovery and acquisition of an entire new B.C. porphyry copper-gold district surrounding the Jake Property (see Quartz news release dated January 14, 2025).

Figure 2. Magnetic Plan Map of Maestro Property Showing Magnetic Low Prodigy “EYE”.

About Quartz

Headquartered in Vancouver, Canada, Quartz Mountain Resources (TSXV:QZM, QTCQB:QZMRF) is a well- funded public company whose successful mine-finding management team is focused on discovering and transacting important-scale gold, silver and copper projects in British Columbia.  The Company owns 100% of the Maestro high grade gold-silver project and 100% of the Jake porphyry copper-gold-silver project. Both projects are permitted by the British Columbia government for drilling activities with access to infrastructure and high potential for the development of substantial resources for significant future transactions.

-3-

Quartz is associated with Hunter Dickinson Inc. (HDI), a company with over 35 years of successfully discovering, developing and transacting mineral projects in Canada and internationally. Former HDI projects in British Columbia included Mount Milligan, Kemess South and Gibraltar -- all of which are porphyry-copper±gold deposits with current-producing or former-producing mines.  Recently, Amarc Resources, an HDI associate, with funding from Freeport, announced the exciting discovery of the exceptionally high grade, AuRORA gold-copper-porphyry deposit also in British Columbia.  Other well-known projects with HDI involvement include Sisson and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

Quartz is committed to the advancement of important-scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best-practice approaches in the engagement and involvement of local communities and meeting rigorous environmental standards.

About Maestro

The Maestro Project, located in central British Columbia, lies adjacent to Highway 16, 15 km north of Houston and 45 km south of Smithers, providing year-round road access to the project and nearby infrastructure including, rail, hydroelectricity, and natural gas. Covering 2,309 hectares, it has a rich exploration history dating back to 1914, primarily focusing on the Lone Pine Mo-Cu porphyry deposit and not the precious metals potential of the surrounding area (see Quartz news release March 19th, 2024, and NI 43-101 Technical Report and Preliminary Economic Assessment, P&E Mining Consultants Inc., January 21st, 2011).

Since acquiring the property, Quartz has conducted comprehensive geochemical and geophysical surveys, including soil/silt sampling, induced polarization geophysics, airborne magnetic surveys, hyperspectral studies, detailed relogging of historical drill core and assaying for gold only, 976 pulp samples derived from historical assaying of numerous core holes located across the Maestro Property.  Quartz’s first ever drill test, on its Maestro Property, a Phase One, two-hole drill program at the Prodigy Zone, discovered exciting high-grade Au-Ag lodes and Ag-Au veins which are both hosted within an extensive epithermal Au-Ag system.  The Au lodes and Ag veins along with the more disseminated precious metals intersected by the drill holes are all hosted within a large and earlier deposited, Mo-Cu porphyry system.  Quartz’s second core hole, PR-23-02 intersected 102 m grading 2.22 g/t Au and 104 g/t Ag, including 12 m grading 1.23 g/t Au and 586 g/t Ag and also 36 m of 5.73 g/t Au and 87 g/t Ag.  Drill results to date indicate high potential for both bulk tonnage and underground high-grade gold and silver mineralization.  Delineation type drilling of the new Prodigy discovery at Maestro, is underway.  It is expected that drilling at Prodigy will be consistently advanced in multiple stages during 2025.  Mineralization remains open in multiple directions and at depth, promising significant further potential.

About Jake

Mineralization at Jake is situated within a prominent rusty coloured gossan measuring 3.5 km long by 1.5 km wide.  The combination of extensive historical and recent exploration work has outlined a very expansive altered area at Jake hosting epithermal and porphyry-style sulphide disseminations and veinlets containing Cu-Au-Ag-Zn-Mo and Re.  A series of modern surface exploration programs were first completed by Quartz to build on very compelling historical data on the Property developed by legendary porphyry copper explorers, including Kennco, Canadian Superior, Cities Service, Placer Development and Teck Corp.  Taken together this comprehensive technical database defined a significant-scale porphyry copper-gold deposit target which Quartz tested with 3,418 meters of drilling in seven 7 holes during 2024.  This maiden drill program successfully discovered a new porphyry copper-gold-silver system, wide open to expansion.  Upon discovery, Quartz acquired a 100% interest in mineral tenures over an entire new BC porphyry copper-gold district surrounding the Jake Property.  The next milestone towards a transaction will be delineation drilling of the new Jake discovery, currently being planned to commence after successful delineation drilling being conducted at Maestro over 2025.

-4-

Qualified Person

Farshad Shirmohammad, M.Sc., P.Geo., a “Qualified Person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Minerals Projects, who is not independent of Quartz Mountain Resources Ltd., has reviewed and approved the scientific and technical information contained in this news release.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further information, please contact:

Bob Dickinson

Email: robertdickinson@hdimining.com Ph: +1 604-684-6365

or:

Roger Blair

Email: rblair@acuityadvisorycorp.com Ph: +1 604-351-0025

or

Jeff Wilson

E Mail: jwilson@acuityadvisorycorp.com Ph: +1 604-837-5440

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings at www.sedarplus.ca and its filings with the United States Securities and Exchange Commission at www.sec.gov.

-5-